

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2022

David Dodd
President & Chief Executive Officer
GeoVax Labs, Inc.
1900 Lake Park Drive, Suite 380
Smyrna, Georgia 30080

       Re: GeoVax Labs, Inc.
          Registration Statement on Form S-1
          Filed February 4, 2022
          File No. 333-262541

Dear Mr. Dodd:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Davis at 202-551-4385 or Laura Crotty at 202-551-7614 with any questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Life Sciences

cc: F. Reid Avett